Filed by Sears, Roebuck and Co.

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
of 1934

Subject Company:
Sears, Roebuck and Co.
(Commission File No. 1-416)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kmart Holding Corporation and Sears, Roebuck and Co., including cost and revenue synergies of the proposed transaction, expected accretion to earnings, future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart’s and Sears’ management and are subject to significant risks and uncertainties. Actual results, performance or achievements may be materially different from those expressed or implied in such forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Kmart and Sears stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; the successful execution of, and customer response to, strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; the outcome of pending legal proceedings; anticipated cash flow; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; changes in interest rates; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; general economic conditions and normal business uncertainty; and the impact of seasonable buying patterns, which are difficult to forecast with certainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Kmart’s and Sears’ results to differ materially from those de-

scribed in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of Kmart and Sears filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Kmart and Sears, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary.

     The respective directors and executive officers of Kmart and Sears and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kmart’s directors and executive officers is available in its proxy statement filed with the SEC by Kmart on April 8, 2004, and information regarding Sears’ directors and executive officers is available in its proxy statement filed with the SEC by Sears on March 22, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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November 19, 2004

Dear Sears Associate,

What an amazing, exciting week! I hope you feel as good as I do about our merger plans with Kmart. This is all about growth for the Sears brand and helping make both Kmart and Sears stronger. I am very excited about where we are heading.

Personally, I have been through two corporate mergers, two spinoffs, and I have been acquired once. It is my firm belief that the creation of Sears Holdings Corporation is one of the greatest opportunities two companies have had to create value for the customer and for the shareholder, and ultimately to provide an exciting and winning work environment for associates.

I have been asked often about who bought whom. This is a merger, in which all of the shares of Sears and of Kmart are being exchanged for shares of the new company, which will be headquartered in Hoffman Estates and carry the Sears Holdings name. Sears shareholders will have the ability to receive cash for a percentage of shares at closing and Kmart shareholders will not.

While the cash option reduces the Sears equity in the transaction, I thought the cash option was an important alternative for Sears shareholders, to have the opportunity to choose. If it were not for the cash option, the finance community would have characterized this as a merger of equals because the market value of both companies was roughly the same. Although the transaction is an acquisition in the financial sense – which drove the headlines you might have seen – this is actually two partners coming together in a merger. This is one of the great mergers in corporate history – of talents, of brands, of stores and of spirit.

Having said that, the deal is not yet done. Regulators must approve, as must the shareholders of both companies. We believe we will get the job done in a timely fashion, but it will take many weeks. So a firm word of caution: Do not work on the merger yet. Do not contact your counterpart or try to reach out in any way or disrupt their store people, especially now during the most critical weeks of the year for both companies. And do not exchange information with anyone at Kmart unless you are specifically authorized to do so. Glenn Richter of Sears and Bill Crowley of Kmart will be assembling a transition team over the next several days that will develop the processes and safeguards needed to make sure integration activities go smoothly.

If you have issues or opportunities you think would be impacted by the merger, please bring them to the leader of your business or function, who will take items to the transition team. We cannot stop our business or slow our progress during this interim period. The transition can not be an excuse for a pause in activity or poor performance.

Unfortunately, there will be a period of uncertainty as we analyze our opportunities. But we will answer questions as and when we can, recognizing that we all want the communications necessary to do our jobs. Our first set of associate Q&A has been posted on the Sears intranet, and will be updated at least weekly.

Sears and Kmart will continue to exist as operating companies – Sears, Roebuck and Co. is not going away, it simply will be owned by Sears Holdings Corporation. Merchants and customers are particularly interested in which brands and categories from Sears will be made available in Kmart and vice versa. Until we have a definitive answer, we are going to be silent on this question. We are exploring options with all interested parties, especially our vendors.

There are many other questions that we simply can not answer at this time. Because of the highly confidential nature of this transaction, we had only a very small circle of individuals working on merger details. We were not able to go very deeply into either organization to get answers. There is a lot of detail that we haven’t worked through as yet, but that the transition team will be addressing quickly in the days ahead.

As we increase contact with Kmart, please do not get distracted about titles or become protective of business silos. We are creating a new company, with a new culture, in which the teamwork necessary to serve our stores and our customers will be most important. Role clarification will come. As Aylwin Lewis said on Thursday, one plus one will add up to three.

Eddie Lampert has great confidence in both companies. After having studied Kmart and met with their employees, I do, too. Like Sears, they have been though tough times that have tested the strength and the flexibility of organization and individuals. They, like we, have made it. Now is the time for us to grow together. With the combination of leading brands, greater market penetration, excellent synergies, dynamic leadership and dedicated associates, we are finally on the road to greatness.

We will win again.

— Alan

A reminder: Do not respond to calls from media or other third parties. Refer all such calls to media relations, 847-286-8371 or investor relations, 847-286-7419.

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In connection with the proposed transaction, Sears will be filing proxy statements and other materials with the Securities and Exchange Commission in about three weeks. Please read these materials when they are available because they contain important information. Sears and its officers and directors may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction matters. Information regarding such individuals is included in Sears’ proxy statements and Annual Reports on Form 10-K previously filed with the SEC, and in the proxy statement relating to the proposed transaction when it becomes available. Investors may obtain a free copy of the proxy statements and other relevant documents at the SEC’s website at http://www.sec.gov.

# # #

This letter contains forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ materially from expected results. Risks and uncertainties include failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; competitive conditions in retail; changes in consumer confidence, tastes, preferences and spending; the availability of consumer debt; the successful execution of, and customer response to, our strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in our store locations; the possibility that we will identify new business and strategic options; the outcome of pending legal proceedings; anticipated cash flow; changes in our debt ratings and cost of funds; general economic conditions and normal business uncertainty. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available